Exhibit 99.6

New Release of NICE Engage Omnichannel Recording Platform Lets
Organizations Deliver a Consistent Customer Experience across All
Interaction Channels

The Engage Platform helps organizations simplify operations and facilitate digital interactions by extending to social media channels like Facebook Messenger

Hoboken, N.J., February 22, 2017 – NICE (Nasdaq:NICE) today announced that its NICE Engage Platform is enabling seamless, real-time communications between various contact center systems, thus meeting the needs of fast-paced customer service environments as well as critical back office operations. This is a result of efforts to provide a simplified user experience, improve compliance capabilities, support more digital interactions, and deliver greater integration with third party technologies and business applications.

As the market's leading omnichannel recording solution, NICE Engage delivers benefits across the enterprise, helping multiple users such as IT and operational managers, compliance teams, service agents, and business leaders. These include:

•	Reduced IT operational costs – by providing a single, highly scalable platform that is ready for any channel.

•
Adherence to regulatory guidelines and reduced liability and risk – by applying the same advanced compliance policies and practices to all channels; and by delivering real-time alerts and analyses of compliance failures directly to mobile devices via NICE Watch.

•
Digital transformation management – by extending quality management and analytics methodologies developed for voice to digital channels; by supporting new social media channels like Facebook messenger; and by promoting digitalized business processes on all interactions.

Miki Migdal, president of the NICE Enterprise Product Group, said: "With the latest release of NICE Engage, we are strengthening our commitment to simplifying processes and experiences, empowering users, and facilitating digital interactions. We are proud to deliver the leading, most inclusive omnichannel solution, which will play a pivotal role in helping organizations reinvent customer service."

Additional product capabilities:

•	Enriched omnichannel capabilities for chat/IM systems and email recording
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Greater openness – The platform uses an umbrella API solution to simplify integration between Engage and third party systems or business applications (CRM, Billing, Mobile Apps, Web/social data, service data, business analytics)

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Better Connectivity to SBC – Engage 6.6 supports CISCO environments with Oracle SBC, speaker identification in SIPREC environments, and full support for Avaya Session Border Controller for Enterprise R7.1

•	Enhancements for Avaya – Proactive Outreach Manager DevConnect Compliance, DMCC – a NAT bypass for outsourcers and hosted solutions (4.1 L2L), Proactive Contact 5.1.2 support.
•
Superior performance and enhanced visualization with Playback Portal – In release 6.6, a new small scale option is supported, as well as improved performance for large sites, without the need for additional hardware. Support group hierarchy can also now be visualized in hierarchy DB. Playback Portal enterprise grade readiness was also improved with high availability (cluster for servers), NAT certification and Windows 10 support.

•	More robust transitions with SRT validation for minor upgrades, single flow and SQL always on support

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.